Troutman Pepper Hamilton Sanders LLP
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May 28, 2021

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Christie Torney, Jeanne Baker, Jane Park and Laura Crotty

Re:	Century Therapeutics, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 5, 2021 CIK No. 0001850119

Ladies and Gentlemen:

We are submitting this letter on behalf of our client Century Therapeutics, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter, dated May 21, 2021 (the “Comment Letter”) in connection with Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (the “Amended DRS”), confidentially submitted to the SEC on May 5, 2021. In response to the comments set forth in the Comment Letter the Company has revised the Amended DRS and is filing a revised draft (the “Form S-1”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Form S-1 and a copy marked to show all changes from the Amended DRS confidentially submitted on May 5, 2021.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form S-1. Page references in the text of this response letter correspond to the page numbers of the Form S-1.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted May 5, 2021

Inscripta, page 130

1.	Please revise your disclosure of the Inscripta license agreement to include the aggregate amounts paid to date, if applicable.

The Company respectfully acknowledges the Staff’s comment and informs the Staff that no payments have been made under its license agreement with Inscripta as there are no payment terms in the license agreement with Inscripta. The Company respectfully advises the Staff that it has revised the disclosure on page 130 of the Form S-1.

Securities and Exchange Commission May 28, 2021 Page 2

Exhibits

2.	We refer to the iCELL Inc. Sublicense Agreement filed as Exhibit 10.25 and the Loan and Security Agreement with Hercules Capital filed as Exhibit 10.24 to your registration statement. We note that certain identified information has been redacted in these exhibits as noted in the exhibit index. Please revise the first page of both exhibits to include a statement that certain identified information has been excluded from the exhibit because it is both not material and is the type that you treat as private or confidential. Refer to Item 601(b)(2)(ii) of Regulation S-K.

The Company respectfully advises the Staff that it has revised the first page of both exhibits in the Form S-1.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4331.

Sincerely,

/s/ Rachael M. Bushey, Esq.

Rachael M. Bushey, Esq.

cc:

Via Email

Osvaldo Flores, Ph.D., Century Therapeutics, Inc.

Michael Diem, M.D., Century Therapeutics, Inc.

Jennifer Porter, Troutman Pepper Hamilton Sanders LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP

Roshni Cariello, Davis Polk & Wardwell LLP

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